January 23, 2017

Ms. Heather Clark
Staff Accountant
United States Securities & Exchange Commission
Washington, D.C. 20549

Re: Arax Holding Corp.
Form 8-K
Filed December 29, 2016
File No. 333-185928

Dear Ms. Clark:

This communication is in response to your letter dated January 5, 2017. A paper reply letter was filed on January 18, 2017. This communication replaces that paper filing.

In July 2015 the Company (Arax Holdings Corp, OTCQB:ARAT) was party to a funding Agreement with Catalyst Funding, LLC, for up to $200,000 in support of public company filings and possible merger activity. The agreement also included Thru Pharma, LLC, doing business as Innovative Life Sciences. A first tranche loan in the amount of $75,000, also in July 2015, was requested. Of the $75,000 borrowed, after original issue discount and legal fee deductions, the $65,000 net amount was used for necessary expenses relating to Arax filings, accounting and legal fees for the Catalyst transaction.

Neither the Company’s legal counsel for the Catalyst Funding transaction or the Company’s accounting expert recognized that the Catalyst Funding Agreement included a derivative in the Conversion provisions. Those advisors and the Company also mistakenly believed the debt obligation was with Thru Pharma, LLC, dba Innovative Life Sciences- rather than the Company. The Thru Pharma, LLC, auditors advised in late Spring 2016 that the debt obligation was with Arax Holdings rather than Innovative Life Sciences and that there was a derivative conversion feature that needed to be accounted for. That information was then confirmed by the Company’s public audit firm.

Accordingly, the Company’s 2015 10-K (end of year was October 31, 2015) was re-stated, as was the second quarter 10-Q for 2016 (for the period Feb-Apr 2016). In May 2016 the New York City-based vendor who had been used as the Company’s accounting expert advisor was terminated by the Company. This termination was in part related to missing the Agreement’s derivative and the liability in general to Arax Holdings Corp that the Agreement imposed.

In May-July 2016, the Company hired a California-based accounting firm with derivative accounting experience to prepare the restated accounting and filings. During that process the Company also provided that accounting firm with documentation supporting two separate payments already made by the Company to repay a portion of the principle and interest to Catalyst Funding, LLC, in 2016. Those payments were in the amount of $65,000 (paid in November 2015) and $20,000 (paid in April 2016). The source of those payments was the Company’s Related Party Thru Pharma, LLC, that had been, and still is, providing capital to Arax Holdings Corp. Arax records such payments as loans from this Related Party, and such payments have typically been in the form of payments for accounting and legal services, as well as related Edgar filing and transfer agent fees.

When the undersigned CEO reviewed the proposed restatements for the 2015 10-K and the 2016 Q-2, assurance was given by the vendor accounting team that all fees and expenses were then properly included in these filings. In preparation for filing the Company’s Q-3 2016 quarterly report, the CEO of the Company conducted a comprehensive internal audit of all of the Company’s financials during the time of the accounting support provided by both the NYC-based accountant and the California-based accounting team. That led to a discovery by the CEO that the Q-2 2016 payment made by the Company to Catalyst Funding was in fact not included in the Q-2 2016 restatement ($20,000). Moreover, there was never a recommendation by either the New York-based accountant or the California-based accounting team to submit a Q-1 2016 restatement to include the $65,000 payment from the Company to Catalyst Funding.

When the Company’s CEO brought these errors to the attention of the California accounting firm in late December 2016, that accounting firm agreed to fix the errors.

Currently, the Company’s public audit firm (Pritchett, Siler & Hardy, PC, Salt Lake City, UT) is in receipt of a draft 2016 Q1 10-QA and a 2016 restated Q2 10QA. Upon approval of these by the Company’s public audit firm, and filing of those via Edgar, then the Company will also file its 2016 Q3 10-Q and its 10-K for the period ending October 31, 2016.

The Company expects all of these filings to all be completed no later than February 28, 2017. It is believed that the Company CEO’s previous inexperience with complex derivative accounting, combined with the above noted omissions and mistakes by experienced accountants, led to these filing errors. The Company accepts the responsibility for proper filings, and has spent considerable sums to prevent such errors and omissions in the financial reporting in the future.

Respectfully submitted,

/s/ Steven J. Keough

Steven J. Keough
Chief Executive Officer
Arax Holding Corp.
2329 N. Career Avenue, Suite 317
Sioux Falls, South Dakota 57107